Prospectus Supplement                Filed Pursuant to Rule 424(b)(3) and 424(c)
(To Prospectus dated October 7, 2005)             Commission File No. 333-126487

                                27,772,411 Shares

                                     [LOGO]

                                  Common Stock

      This prospectus supplement supplements the prospectus dated October 7, 2005, which relates to the shares of our common stock that may be sold by the selling stockholders named therein.

      This prospectus supplement should be read in connection with, and may not be delivered or utilized without, the prospectus dated October 7, 2005, and the prospectus supplements dated November 2, 2005, December 1, 2005, December 2, 2005, March 23, 2006, April 7, 2006, April 27, 2006 and May 1, 2006. This
prospectus supplement is qualified by reference to the prospectus and the prospectus supplements, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the prospectus dated October 7, 2005, or the prospectus supplements dated November 2, 2005, December 1, 2005, December 2, 2005, March 23, 2006, April 7, 2006,
April 27, 2006 and May 1, 2006.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                                 -------------

            The date of this prospectus supplement is August 2, 2006

                                 -------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-K

                                 CURRENT REPORT
     PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        Date of Report (Date of earliest event reported) May 4, 2006

                        SHELLS SEAFOOD RESTAURANTS, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

            Delaware                    0-28258                65-0427966
  ----------------------------        ------------         -------------------
  (State or other jurisdiction        (Commission           (I.R.S. Employer
       of incorporation)              File Number)         Identification No.)

   16313 N. Dale Mabry Hwy, Suite 100, Tampa, FL                 33618
   ---------------------------------------------               ----------
     (Address of principal executive offices)                  (Zip Code)

        Registrant's telephone number, including area code (813) 961-0944

                                 Not Applicable
         --------------------------------------------------------------
         (Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

==========================================================================

ITEM 2.02. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Shells Seafood Restaurants, Inc. issued a press release on May 4, 2006 announcing its financial results for the first quarter of 2006. Included in the press release issued by the Company and furnished herewith as Exhibit 99.1 are certain non-GAAP financial measures. Management of the Company believes such non-GAAP financial measures are useful to investors assessing the financial condition and results of operations of the Company's core business operations because they exclude results which management believes are atypical and unlikely to occur with regularity in the future.

A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

This information, including the press release filed as Exhibit 99.1, shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933.

                                    Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 10, 2006

                                           SHELLS SEAFOOD RESTAURANTS, INC.

                                           By: /s/ Warren R. Nelson
                                           ----------------------------
                                           Warren R. Nelson
                                           Executive Vice President and CFO

Exhibit 99.1

                   Shells Seafood Restaurants, Inc.
Reports First Quarter 2006 Earnings; Same Store Sales Increase 7.1%;
                 Sixth Consecutive Quarterly Increase

    Business Editors

    TAMPA, Fla.--(BUSINESS WIRE)--May 4, 2006--Shells Seafood Restaurants, Inc. (OTC Bulletin Board:SHLL) today reported financial results for its first quarter ended April 2, 2006.
    Key metrics for the first quarter of 2006 compared to the first quarter of 2005 were:

    -- Revenues increased 16.4% to $14.6 million.

    -- Comparable restaurant sales increased 7.1%.

        -- Sixth consecutive quarterly increase.

        -- Comparable restaurant sales in the 16 remodeled restaurants increased 9.4%, compared to a decrease of 1.3% for the four non-remodeled restaurants.

        -- The Lent season and Easter holiday occurred three weeks later this year than in fiscal 2005, which had an estimated unfavorable impact of 1.1% on first quarter 2006 comparable restaurant sales.

    -- Net income of $0.3 million, compared to $0.4 million.

    -- Diluted earnings per share of $0.01, compared to $0.03.

    "Guests are impressed with the new Shells, and our sales momentum is strong," said President & CEO Leslie Christon, noting that guest satisfaction ratings for the quarter reached an all-time high. "With nearly all company-owned restaurants now remodeled using our bright new look; the challenge is to attract more new guests to experience what our regulars have been excited about. The investments to reenergize our concept have been significant, and while we're making steady progress, we've still got much work ahead to realize our objectives."

    First Quarter 2006 Results

    Revenues for the first quarter of 2006 increased 16.4% to $14.6 million from $12.5 million in the first quarter of 2005, partly due to a 7.1% increase in same store sales. The Company also benefited from a stronger mix of operating restaurants in the first quarter of 2006 versus the same period last year, having opened two new restaurants, relocated one restaurant, closed an underperforming restaurant and terminated the operations of a licensed restaurant. As of the end of the first quarter of 2006, the Company had 25 restaurants in operation compared to 26 units a year-ago.
    Restaurant operating costs, consisting of food and beverage costs, labor and other operating costs, were $12.4 million, or 85.5% of sales, in the first quarter of 2006, compared to $10.4 million, or 83.6% of sales, in the first quarter of 2005. Food and beverage costs improved 0.9% as a percentage of sales compared to the prior year, because of higher menu pricing implemented to offset the effect of the Florida minimum wage increases, an improvement in liquor mix, and gains derived from better operational controls over food and beverage costs. Labor costs rose 0.6% as a percentage of sales compared to the prior year, mostly due to additional training costs, as well as, the effect of the Florida minimum wage increases on hourly labor. Other operating costs were negatively affected by increased utilities, insurance and occupancy costs, resulting in a 2.2% increase as a percentage of sales, compared to the prior year.
    "During the first quarter, the benefits of positive same store sales momentum were offset by the margin pressure we faced, which hampered our efforts to improve earnings," Christon said. "For the balance of the year, we will stay vigilant in controlling our operating costs, while enhancing the guest experience."
    General & administrative expenses were $1.2 million, or 8.1% of revenues, in the first quarter of 2006 compared to $0.9 million, or 7.3% of revenues, in the first quarter of 2005. The Company increased its resources for recruiting and training in the first quarter of 2006 in comparison to the same period last year.
    Depreciation expense increased $0.2 million, or 0.6% as a percentage of revenues, as compared to the prior year due to additional restaurant remodels and new and relocated restaurants. New restaurant pre-opening expense in the first quarter last year totaled $0.3 million, or 2.4% of revenues, compared to no pre-opening expense in the first quarter of 2006.
    Net interest expense in the first quarter of 2006 was $0.1 million, or 0.5% of revenues, compared to net interest expense in the first quarter of 2005 of $0.2 million, or 1.3% of revenues.
    Including non-recurring items as summarized in the ensuing financial tables, net income for the first quarter of 2006 was $0.3 million, or $0.01 per diluted share based upon 26.5 million diluted common shares outstanding, compared to net income in the first quarter of 2005 of $0.4 million, or $0.03 per diluted share based upon 15.6 million diluted common shares outstanding. The increase in common shares outstanding is due to the securities issued in the Company's May 2005 private placement financing transaction.

    Annual Shareholder's Meeting

    The Company will be holding its Annual Shareholder's Meeting on Thursday, May 18, 2006 at 10:00 AM EDT at its headquarters. The location is 16313 North Dale Mabry Highway, Tampa, FL 33618.

    About the Company

    The Company manages and operates 25 full-service, neighborhood seafood restaurants in Florida under the name "Shells". Shells restaurants feature a wide selection of seafood items, including shrimp, oysters, clams, mussels, scallops, lobster, crab and daily fresh fish specials, cooked to order in a variety of ways: steamed, sauteed, grilled, blackened and fried. Shells restaurants also offer a wide selection of signature pasta dishes, appetizers, salads, desserts and full bar service.

    Forward-Looking Statements

    In addition to seasonal fluctuations, the Company's quarterly and annual operating results are affected by a wide variety of other factors that could materially and adversely affect revenues and profitability, including changes in consumer preferences, tastes and eating habits; increases in food and labor costs; the availability of food acceptable to our quality standards at acceptable prices; the availability of qualified labor; national, regional and local economic and weather conditions; promotional timings and seasonality; demographic trends and traffic patterns; changes in travel and tourism tendencies, particularly in light of world events; competition from other restaurants and food service establishments; availability of third party financing to fund capital or operating activities, if required; and the timing, costs and charges relating to restaurant openings, closings and remodelings. As a result of these and other factors, the Company may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect its business, financial condition and stock price. Furthermore, this press release and other documents filed by the Company with the Securities and Exchange Commission ("SEC") contain certain forward-looking statements with respect to the business of the Company and the industry in which it operates. These forward-looking statements are subject to certain risks and uncertainties, including those mentioned above, which may cause results to differ significantly from these forward-looking statements. The Company undertakes no obligation to update these forward looking statements on a regular basis. An investment in the Company involves various risks, including those mentioned above and those that are detailed from time-to-time in the Company's SEC filings.
-0-
*T
                   SHELLS SEAFOOD RESTAURANTS, INC.
           CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                 (In thousands, except per share data)

                                       Thirteen Week Period Ended
                                     April 2, 2006     April 3, 2005

                                  ----------------- -----------------
                                    Amount  Percent   Amount  Percent
                                  --------- ------- --------- -------
Revenues:
    Restaurant sales              $  14,545   99.7% $  12,485   99.7%
    Management fees                      41    0.3%        41    0.3%
                                  --------- ------- --------- -------
    Total revenues                   14,586  100.0%    12,526  100.0%

Restaurant operating costs:
    Food and beverage(1)              4,643   31.9%     4,097   32.8%
    Labor(1)                          4,357   30.0%     3,667   29.4%
    Other(1)                          3,436   23.6%     2,675   21.4%
                                  --------- ------- --------- -------
        Total restaurant operating
         costs(1)                    12,436   85.5%    10,439   83.6%
General and administrative
 expenses                             1,177    8.1%       911    7.3%
Depreciation and amortization           498    3.4%       348    2.8%
Pre-opening expenses                      -    0.0%       300    2.4%
                                  --------- ------- --------- -------
        Total costs and expense      14,111   96.7%    11,998   95.8%
                                  --------- ------- --------- -------
Income from operations                  475    3.3%       528    4.2%
Other income (expense)                 (143)  -1.0%        50    0.4%
Interest expense, net                   (71)  -0.5%      (168)  -1.3%
                                  --------- ------- --------- -------
Net income                        $     261    1.8% $     410    3.3%
                                  --------- ------- --------- -------
Net income per share:
    Basic                         $    0.02         $    0.03
    Diluted                       $    0.01         $    0.03
Shares used in computing net income per share:
    Basic                            16,179            12,357
    Diluted                          26,563            15,617

                   SHELLS SEAFOOD RESTAURANTS, INC.
             (Dollars in thousands, except per share data)
                                   (Unaudited)

                                                 April 2,    April 3,
                                                  2006        2005
                                                ---------   ---------
 Number of restaurants at end of period:
    Company-owned restaurants(1)                       22          22
    Licensed restaurants                                3           4
                                                ---------   ---------
    Total                                              25          26
                                                ---------   ---------
Balance sheet data:
    Cash                                        $   1,336   $   2,084
    Working capital (deficiency)                   (4,674)     (5,207)
    Total assets                                   17,508      15,272
    Long-term debt                                  1,813       3,207
    Stockholders' equity                            7,524       2,451

(1) Includes one joint venture restaurant in which the Company has a 51% equity interest.

                                                                   Thirteen Week
                                                                    Period Ended
                                                ---------------------
NON-RECURRING ITEMS:                             April 2,    April 3,
                                                  2006        2005
                                                ---------   ---------
Net income, as reported                         $     261   $     410
Non-recurring (expense) income:
    Lease termination fee                             (23)          -
    Lease buy-out option                                -         600
    Provision for impairment of assets due to
     lease-buyout                                       -        (211)
    Loss on disposal of assets                          -        (162)
    Financing costs, line of credit fee                 -         (80)
                                                ---------   ---------
        Total non-recurring (expense) income         (23)         147

Pre-opening expenses                                    -        (300)
                                                ---------   ---------
Net income, excluding non-recurring items             284         563
                                                =========   =========
Net income per share:
    Diluted, as reported                        $    0.01   $    0.03
    Diluted, excluding non-recurring items      $    0.01   $    0.04
*T

    --30--AC/ny*

    CONTACT: Shells Seafood Restaurants, Inc.
             Media:
             Rick Van Warner, 407-628-3104
             or
             Integrated Corporate Relations
             Investors:
             Raphael Gross, 203-682-8253

    KEYWORD: FLORIDA
    INDUSTRY KEYWORD: RESTAURANTS FOODS/BEVERAGES RETAIL EARNINGS
    SOURCE: Shells Seafood Restaurants, Inc.